CORRESPONDENCE

                         NORTHQUEST CAPITAL FUND, INC.
                                16 Rimwood Lane
                             Colts Neck, NJ  07722
                                  732-892-1057



                                                               April 25, 2005


Securities and Exchange Commission ("SEC")
Judiciary Plaza - 50 Fifth St.
Washington D.C.  20549

RE: Responses to SEC comments on File# 811-10419 Correspondence Filing 02/23/05

Dear SEC Representative:

   The undersigned has received comments form the SEC staff with regard to the NorthQuest Capital Fund's latest proposed Form N-1A. The Fund has enclosed the following responses for your review.

First Set of Reponses
---------------------

Prospectus:

1. The Fund has added a new section called "Portfolio Holdings" to page 6 of the Fund's prospectus as required by Item 4(d) of Form N-1A. The following text appears under this new section.

   "The Fund's policies and procedures with regard to the disclosure of its in vestment securities is discussed in the Statement of Additional Information ("SAI")."

2. On page 8 of the Prospectus, the following paragraph has been added to the end of section 'Contract Terms', as per Item 5(a)(1)(A) and Item 5(a)(1)(iii) of Form N-1A.

   "The Fund paid the Adviser 1% of the Fund's average daily net assets for the fiscal year ended 12/31/04. This fee amounted to .51% of the Fund's average daily net assets for the fiscal year ended 12/31/04, after including expenses that were reimbursed by the Adviser to the Fund. The discussion regarding the basis for the Board of Director's approving any advisory contract of the Fund will be available in the Fund's Annual Report."

3. On page 8 a sentence has been added to the end of section 'Portfolio Manager ("PM")' to meet the requirements of Item 5(a)(2) of Form N-1A.

   "The Fund's SAI provides additional information about the PM's compensation, other accounts managed by the PM, and the PM's ownership of securities in the Fund."

4. The Fund clarified its Market Timing Policy on page 9 of the prospectus as per Item 6(e) of Form N-1A.
    a. The Fund has revised the text under its "Market Timing Policy".
       The following text represents the Fund's policy:

                             MARKET TIMING POLICY
"Market Timing is the excessive short-term trading of mutual fund shares. A
                                     - 1 -
pattern of excessive short-term trading by redeeming Fund shares within a short period of time of a purchase may increase Fund trading costs, have tax conse-quences and disrupt the Fund's investment stategies. The Fund believes that its exposure to harmful market timing risk is low because the Fund's investment portfolio has no common stocks of foreign issuers and prices are readily avail-able for those common stocks in the Fund's portfolio. To protect the Fund from harmful market timing, the Fund's Compliance Officer will monitor trading activ-ity. If the Fund's Compliance Officer determines that certain transactions ex-hibit a pattern of excessive short-term trading, those accounts involved may be "flaggged" and future share purchase activity will be restricted or eliminated for these account or accounts for such term as the Compliance Officer shall de-termine. The Fund always reserves the right to not accept any purchase order."


Statement of Additional Information:

1. The following new section, "Disclosure of Portfolio Holdings", was added to the Fund's SAI on page 2 after section 'Investment Strategies and Risks'.

                       Disclosure of Portfolio Holdings
"The Fund files its full investment portfolio on a quarterly basis to the SEC and to Fund shareholders. These reports are available on the SEC internet site at http://www.sec.gov or by calling the Fund's toll-free telephone number (1-800-698-5261).

It is the policy of the Fund and its Adviser not to disclose non-public informa-tion to third parties with regard to the Fund's specific portfolio holdings. Disclosure of non-public information about the Fund portfolio holdings may occur when there is a legitimate business purpose such as making disclosures to the Fund's brokers, who have a duty to keep information confidential or have been instructed by the Fund to keep the information confidential. The Fund and its Adviser have each adopted a Code of Ethics that forbids Fund or Advisory per-sonnel from disclosing the Fund's non-public information. Any exception to the Fund's policy must be approved by an officer of the Fund and reported to the Chief Compliance Officer, who reports to the Board of Directors. Only the Fund's Board can change the disclosure policy."

2. The Fund has revised its table under "Management Information" on page 3 and 4 of the SAI. The following 2 columns and the appropriate data were also added to the table:
               a.  "Term of Office & Length of Time Served"
               b.  "Other Director Positions Held by Director"

3. A table and footnote have been added to the SAI on page 4 under the heading "Fund Holdings of Directors" as per Item 12 in Form N-1A. The table includes the following information.
         a. "Name of Director"
         b. "Dollar range of equity securities in the Fund"
         c. "Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in family of Investment Companies"

4. A new section under the heading "Proxy Voting Policies" has been added to page 4 of the SAI as required in Item 12 of Form N-1A. This section replaces section "Disclosure Concerning Proxy Voting Related To Portfolio Securites" which was originally on page 6. The replaced policy was:

       Disclosure Concerning Proxy Voting Related to Portfolio Securities
"Fund management attempts to vote affirmative on proxies related to the portfo-lio securities held by the Fund which are beneficial to the Fund's shareholders, such as electing directors who have a history of voting for share buybacks (when
                                     - 2 -
share price is undervalued) or increasing the cash dividend (when excess cash is available). With this in mind, the Fund generally votes against stock option plans and unreasonable management compensation issues, increases in debt, capi-tal and preferred stock issuances which may not provide a total return that ex-ceeds the cost of capital and corporate restructuring.

Neither the Fund or the Investment Adviser have any voting agreements or ar-rangements with the current public companies held in the Fund's portfolio secur-ities. Fund shareholders may obtain the Fund's proxy voting record by calling 1-800-698-5261 or checking the Securities and Exchange Commission web site given on the back page of our prospectus."

The new policy is:
                            Proxy Voting Policies
"The Fund exercises its voting rights in the best interests of the Fund when voting proxies with regard to securities held or purchased by the Fund. Proxies that propose offering additional stock options to their managers or compensate management excessively are usually voted down by the Fund. Generally, the Fund votes in favor of proxies that propose the repurchase of the issuer's shares without increasing the issuer's debt. For all other proposals, the Fund will evaluate whether a proposal is in the best interests of Fund shareholders and take into account the following factors such as: (a) is the proposal consider-ing past or future performance when compensating management; (b) is the proposal in conflict with the company's long-term strategies; and (c) is the proposal in keeping with high ethical standards and corporate governance.

To obtain the Fund's voting policies and information regarding how the Fund vot-ed proxies related to portfolio securities during the most recent 12-month per-iod ended June 30, without charge, call the Fund's toll-free telephone number (1-800-698-5261) or go to the SEC internet site at http://www.sec.gov."

5. To meet the requirements of Item 12 of Form N-1A, a new paragraph under the heading, "Portfolio Manager", has been inserted on page 6 of the SAI.

                            Portfolio Manager
"Peter J. Lencki is the Fund's portfolio manager and is responsible for the daily management of the Fund's investment portfolio. He is a member of the Fund's board of directors and is the Fund's president. Mr. Lencki is also the president and owner of the Fund's Adviser, Emerald Research Corporation.

At this time Mr. Lencki does not manage accounts for any other registered in-vestment companies or other pooled investment vehicles. Peter Lencki, his wife and children have a total of 10 shareholder accounts in the Fund in the dollar range of $100,001 - $500,000 as of 04/08/05.

The Fund does not pay any type of compensation to Mr. Lencki for acting as the Fund's portfolio manager."

6. In response to Item 18 (e); the Fund has no arrangements with any person(s) or entities which would permit the frequent purchases and redemptions of Fund shares.

7. In repsonse to Item 22,(d),(6) - Statement regarding basis for approval of Investment Advisory Contract; the Fund will disclose in its 2005 Annual Report the factors discussed by the board of directors when consideration is given to approving the next Investment Advisory Contract (August of 2005).

N-CSR:

1. The Fund has downloaded the latest N-CSR instructions from the SEC internet site. The Fund will revise its certification statement which will also be
                                     - 3 -
   signed by the Fund's Treasurer or Financial Officer. Accordingly, the Fund will revise its original edgar filing dated 02/14/05.


Second Set of Responses
-----------------------

Dear SEC Representative:

   The undersigned has received comments from Mr. Rupert with regard to the NorthQuest Capital Fund's latest proposed Form N-1A. The Fund appreciates the time and effort that Mr. Rupert has given the Fund in helping it protect the Fund's shareholders. The Fund has enclosed the following responses for your review.

Prospectus:

1. The Fund repositioned a sentence, which contains more information about the portfolio manager's previous experience. This statement has been moved from its original spot (third sentence) to the second sentence on page 8 of the Fund's prospectus under the heading 'Portfolio Manager ("PM")'. The follow-ing statement is the repositioned text.

   " Previous to managing the Fund's investments, Mr. Lencki acted as the port-folio manager for over five years in running a private investment partner-ship, NorthPoint Capital LLP."

2. The Fund clarified its Market Timing Policy on page 9 of the prospectus as per Item 6(e) of Form N-1A. Excessive short-term trading or market timing has bee defined and the sentence, "The Fund discourages "Market Timing" and does not accommodate "Market Timing", has been added to this section.
    a. The Fund's "Market Timing Policy" was changed from:

                             MARKET TIMING POLICY
"Market Timing is the excessive short-term trading of mutual fund shares. A pattern of excessive short-term trading by redeeming Fund shares within a short period of time of a purchase may increase Fund trading costs, have tax conse-quences and disrupt the Fund's investment stategies. The Fund believes that its exposure to harmful market timing risk is low because the Fund's investment portfolio has no common stocks of foreign issuers and prices are readily avail-able for those common stocks in the Fund's portfolio. To protect the Fund from harmful market timing, the Fund's Compliance Officer will monitor trading activ-ity. If the Fund's Compliance Officer determines that certain transactions ex-hibit a pattern of excessive short-term trading, those accounts involved may be "flaggged" and future share purchase activity will be restricted or eliminated for these account or accounts for such term as the Compliance Officer shall de-termine. The Fund always reserves the right to not accept any purchase order."

       To:

                             MARKET TIMING POLICY
"Market Timing is the excessive short-term trading of mutual fund shares which may increase Fund trading costs, have tax consequences and disrupt the Fund's investment stategies. The Fund believes that its exposure to harmful market tim-ing risk is low because the Fund's investment portfolio has no common stocks of foreign issuers and prices are readily available for those common stocks in the Fund's portfolio. Currently, the Fund defines "Market Timing" as selling all or a substantial portion of Fund shares within 7 days of purchase, or within 30 days of the purchase, if it happens more than once a year. To protect the Fund from harmful market timing, the Fund's Compliance Officer will monitor trading
                                     - 4 -
activity. If the Fund's Compliance Officer determines that certain transactions exhibit a pattern of excessive short-term trading, those accounts involved may be "flaggged" and future share purchase activity will be restricted or eliminat-ed for those account or accounts for such term as the Compliance Officer shall determine. The Fund discourages "Market Timing" and does not accommodate "Market Timing". The Fund always reserves the right to not accept any purchase order."


Statement of Additional Information:

1. The following section, "Disclosure of Portfolio Holdings", has been revised on page 2 of the SAI. The text, "in a timely manner", was added to the third sentence of the second paragraph. The "Disclosure of Portfolio Holdings" was modified from:

                       Disclosure of Portfolio Holdings
"The Fund files its full investment portfolio on a quarterly basis to the SEC and to Fund shareholders. These reports are available on the SEC internet site at http://www.sec.gov or by calling the Fund's toll-free telephone number (1-800-698-5261).

It is the policy of the Fund and its Adviser not to disclose non-public informa-tion to third parties with regard to the Fund's specific portfolio holdings. Disclosure of non-public information about the Fund portfolio holdings may occur when there is a legitimate business purpose such as making disclosures to the Fund's brokers, who have a duty to keep information confidential or have been instructed by the Fund to keep the information confidential. The Fund and its Adviser have each adopted a Code of Ethics that forbids Fund or Advisory per-sonnel from disclosing the Fund's non-public information. Any exception to the Fund's policy must be approved by an officer of the Fund and reported to the Chief Compliance Officer, who reports to the Board of Directors. Only the Fund's Board can change the disclosure policy."

            To:

                       Disclosure of Portfolio Holdings
"The Fund discloses its full portfolio holdings to the public on a quarterly ba-sis by filing with the SEC and reporting to Fund shareholders. These reports are available on the SEC internet site at http://www.sec.gov or by calling the Fund's toll-free telephone number (1-800-698-5261).

Disclosure of non-public information about the Fund portfolio holdings may occur when there is a legitimate business purpose such as making disclosures to the Fund's brokers, who have a duty to keep information confidential or have been instructed by the Fund to keep the information confidential. The Fund and its Adviser have each adopted a Code of Ethics that forbids Fund or Advisory per-sonnel from disclosing the Fund's non-public information. Any exception to the

Fund's policy must be approved by an officer of the Fund and reported to the Chief Compliance Officer, who reports to the Board of Directors in a timely man-ner. Only the Fund's Board can change the disclosure policy."

When necessary, certain parties, such as the Fund's printer, auditor and Invest-ment Adviser, will each enter into non-disclosure agreements with the Fund. In these agreements the service providers must agree to: 1) treat the Fund's infor-mation confidentially until the date the information is made public and; 2) have an obligation not to use this information for trading purposes.


2. On page 5 of the SAI, the Fund added a new paragraph to section "Investment Adviser". The new paragraph discusses the factors considered by the Fund's
                                     - 5 -
   board in the approval of the Advisory Contract. The following text consists of the aforementioned paragrapgh.

"The Fund's board of directors considered several factors before approving the Advisory Agreement with ERC in 2004. In particular, the board considered the expenses the Adviser reimbursed to the Fund to reduce the Fund's total expense ratio. Other factors discussed by the directors included; the Fund's performance versus the S&P 500 Index, other administrative services provided by the Adviser such as transfer agent and the reasonableness of the Adviser's management fee. The board's evaluation of these material factors concluded that the management fee was fair and resonable and that the contract should be continued."


3. Under the heading "Portfolio Manager" on page 6 of the SAI, the last two paragraphs have been change from:

"At this time Mr. Lencki does not manage accounts for any other registered in-vestment companies or other pooled investment vehicles. Peter Lencki, his wife and children have a total of 10 shareholder accounts in the Fund in the dollar range of $100,001 - $500,000 as of 04/08/05.

The Fund does not pay any type of compensation to Mr. Lencki for acting as the Fund's portfolio manager."

            To:

"At this time Mr. Lencki does not manage accounts for any other registered in-vestment companies or other pooled investment vehicles or any other accounts. Peter Lencki has two shareholder accounts in the Fund in the dollar range of $50,001 to $100,000 as of 04/08/05.

The Fund does not pay any type of compensation to Mr. Lencki for acting as the Fund's portfolio manager. Currently, the Fund's Adviser does not pay Peter Lencki any salary but will likely compensate Mr. Lencki when revenues permit."


Third Set of Responses
----------------------

Dear SEC Reprsentative:

   The undersigned has received more comments from Mr. Rupert as per the Fund's proposed N-1A. The following responses are enclosed for your review.

Statement of Additional Information:

1. On page 2 of the SAI, the Fund added the following two sentences to the second paragraph (after first sentence) under heading "Disclosure of Portfolio Holdings".

   " The Fund prints most of its reports internally but there may be times when the Fund engages the services of an outside printer. The outside printer and the Fund will enter a non-disclosure agreement as per terms mentioned in the next paragraph."

2. The Fund changed the following paragraph (third paragraph) on page 2 for the SAI under the heading "Disclosure of Portfolio Holdings" from:

   "When necessary, certain parties, such as the Fund's printer, auditor and In-vestment Adviser, will each enter into non-disclosure agreements with the Fund. In these agreements the service providers must agree to: 1) treat the
                                     - 6 -

   Fund's information confidentially until the date the information is made public and; 2) have an obligation not to use this information for trading purposes."

   To:

   "On an ongoing basis, when necessary, certain parties, the Fund's auditor, printer, Ellen Klawans (electronically files Fund's reports to SEC), and the Fund's Investment Adviser, will each enter into non-disclosure agree-ments with the Fund. In these agreements the service providers must agree to:
   1) treat the Fund's information confidentially until the date the information is made public and; 2) have an obligation not to use this information for trading purposes."

3. On page 6 of the SAI, the Fund added 3 sentences to the second paragraph under heading "Investment Adviser". This text begins after the third sentence of the paragraph.


   "The Fund's total annual return for 2004 was 8.85% versus 10.88% for the S&P 500 Index. The Adviser's management fee for 2004 was .51% after reimburse-ments to the Fund, which enabled the Fund to keep its expense ratio for 2004 at 1.38% of the Fund's average daily net assets. The Fund's expense ratio of 1.38% was in line with 195 Funds, which were given an "A" rating in "Business Week" dated 01/24/05. This annual survey, "Equity Fund Scoreboard" of over 2,600 Funds, showed that the 195 "A" rated Funds had an average expense ratio of 1.38% for 2004."


The Fund acknowledges that;
* the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as a defense in any proceeding intiated by the Commission or any person under federal securities laws of the United States.


  Thanks again to Mr. Rupert for his comments and patience. His guidance is greatly appreciated.

  Sincerely,


  By: /s/ Peter J. Lencki
          President
          NorthQuest Capital Fund, Inc.